 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 02, 2016

Commission File Number 001-14978
SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		401,892
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,780
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		396,112
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY           Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		146,332
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		26,555
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		119,777
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY          Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		240,035
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		138,379
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		201,656
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY          Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		120,931
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,984
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		117,947
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY           Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		131,136
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,448
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		120,688
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY          Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		438,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		438,954
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY           Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		2,040,347
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		472,879
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,567,468
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY           Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		318,348
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		24,773
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		293,575
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY      Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		421,588
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		28,557
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		393,031
Name of contact:	Elaine Richardson
Telephone number of contact:	01923 477100

SIGNED BY          Elaine Richardson, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 02, 2016

By: /s/ Susan Swabey
-----------------
                                                                                                                               Susan Swabey
                                                                                                                      Company Secretary